CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
August 28, 2007
VIA EDGAR
Ms. Cindy Rose
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Allied Capital Corporation — Supplementary Information Regarding Direct and Indirect Consolidated Wholly-Owned Subsidiaries
Dear Ms. Rose:
     On behalf of Allied Capital Corporation (the “Company”) and in response to the request of the staff of the Division of Investment Management (the “Staff”) for additional information regarding the Company’s direct and indirect consolidated wholly-owned subsidiaries, the Company has attached a detailed chart (Appendix A) that answers the following questions for each of its direct and indirect consolidated wholly-owned subsidiaries:
•	What is the purpose of the subsidiary?

•	Why a separate structure?

•	Wholly-owned by the Company?

•	What is the legal structure?

•	What services are generally provided?

•	What percentage of activities serve the Company?

•	Does the Company intend to retain control of the subsidiary?

•	Are there any employees?
     If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Ms. Toai Cheng / U.S. Securities and Exchange Commission, Division of Investment Management

Ms. Cindy Rose
August 28, 2007

Appendix A

	Allied Capital REIT, Inc.[1]	A.C. Corporation[2]	Pennsylvania Avenue Investors, LP	Allied Capital Holdings, LLC	Allied Investment Holdings, LLC	Allied Capital Beteiligungsberatung, GmbH
What is the purpose?	Established to hold commercial mortgage loans, interests in real properties and other real estate related assets of the Company.	Provides diligence and structuring services, as well as transaction, management, consulting and other services, including underwriting and arranging senior loans, to the Company and its portfolio companies.	Established to hold limited partnership interests in third party funds.	Established to hold primarily real-estate related properties obtained through foreclosure on the Company’s commercial mortgage loans where the property served as collateral.	Established to hold the Company’s portfolio investments that may be in workout or in liquidation.	Established to manage investments held by Allied Capital Germany Fund, LLC.
Why a separate structure?	To qualify for REIT status.	To have a separate services subsidiary and to serve as the primary employer for the consolidated Company.	To hold limited partnership interests in third party funds.	To limit liability related to the properties obtained through foreclosure.	To limit liability on workout assets.	Inactive and in the process of being liquidated.
Wholly-owned by Allied Capital?	Yes	Yes	Yes	Yes	Yes	Yes
What is the legal structure?	Corporation	Corporation	LP	LLC	LLC	GmbH
What services are generally provided?	N/A	Serves as primary employer for the consolidated Company. Provides services including diligence and structuring services, transaction, management, consulting and other services, as well as underwriting and arranging senior loans, to the Company and its portfolio companies. A.C. Corp does not provide services that are unrelated to the Company’s investment business.	N/A	N/A	N/A	N/A
Percentage of activities that serve Allied Capital?	100%	100%	100%	100%	100%	100%
Intend to retain control of the subsidiary?	Yes	Yes	Yes	Yes	Yes	Yes (through liquidation)
Employees?	None	Yes	None	None	None	None

[1]	See Exhibit B for information regarding the wholly owned consolidated subsidiaries of Allied Capital REIT, Inc.

[2]	See Exhibit C for information regarding the wholly owned consolidated subsidiaries of A.C. Corporation.

Exhibit B— Subsidiaries of Allied Capital REIT, Inc.

Allied Capital Property LLC
What is the purpose?	Established to hold primarily real estate-related properties obtained through foreclosure on the Company’s commercial mortgage loans where the property served as collateral.
Why a separate structure?	To limit liability related to the properties obtained through foreclosure.
Wholly-owned by Allied Capital?	Yes
What is the structure?	LLC
What services are generally provided?	N/A
Percentage of activities that serve Allied Capital?	100%
Intend to retain control of the subsidiary?	Yes

Exhibit C— Subsidiaries of A.C. Corporation

	Allied Capital Investors, LLC	A.C. Management Services, LLC	AC Finance LLC	ACSM LLC
What is the purpose?	General partner of Pennsylvania Avenue Investors, LP	Established to maintain certain operational contracts in a separate legal entity	Serves as a brand for senior loan investment activities, but does not have investment assets or employees.	General partner of the Allied Capital Senior Debt Fund, LP.
Why a separate structure?	To hold general partner interests and to limit liability.	To limit liability and to hold certain operational contracts.	For branding and marketing purposes.	To hold general partner interests and to limit liability.
Wholly-owned by Allied Capital?	Yes	Yes	Yes	Yes
What is the structure?	LLC	LLC	LLC	LLC
What services are generally provided?	N/A	N/A	N/A	N/A
Percentage of activities that serve Allied Capital?	100%	100%	100%	100%
Intend to retain control of the subsidiary?	Yes	Yes	Yes	Yes
Employees?	None	None	None	None